UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PERRIGO COMPANY PLC

(Name of Subject Company)

PERRIGO COMPANY PLC

(Name of Persons Filing Statement)

Ordinary shares, par value €0.001 per share

(Title of Class of Securities)

G97822103

(CUSIP Number of Class of Securities)

Todd W. Kingma

Executive Vice President, General Counsel and Secretary

Perrigo Company plc

515 Eastern Avenue

Allegan, Michigan 49010

Telephone: (269) 686-1941

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Andrew R. Brownstein, Esq.

Igor Kirman, Esq.

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Perrigo Company plc, an Irish public limited company (“Perrigo” or the “Company”), with the Securities and Exchange Commission (“SEC”) on September 17, 2015, relating to the unsolicited exchange offer by Mylan N.V., a Dutch public limited liability corporation (“Mylan”), to exchange each of the issued and outstanding ordinary shares, par value €0.001 per share, of Perrigo (the “Perrigo Ordinary Shares”) for 2.3 shares of the ordinary shares, par value €0.01 per share, of Mylan (the “Mylan Ordinary Shares”), and $75.00 of cash as disclosed in the Tender Offer Statement on Schedule TO filed by Mylan with the SEC on September 14, 2015.

Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 14D-9.

This Amendment No. 1 amends and supplements Item 9 by adding Exhibits (a)(7), (a)(8) and (a)(9), and amends and replaces certain text in the original Schedule 14D-9 and exhibits thereto in order to correct certain scrivener’s errors as follows:

Letter from the Chairman

The letter from the Chairman included in the Schedule 14D-9 is hereby amended by replacing the second bullet of the second paragraph on page ii so that the bullet reads as follows:

“Mylan has significant concentration risk – its largest individual product, EpiPen®, which accounted for approximately 11% of revenues in 2014 and is estimated to account for more than 20% of Mylan’s adjusted EPS, is expected to encounter generic competition in calendar 2015;”.

Item 4.	The Solicitation or Recommendation

Item 4 is hereby amended by replacing the first bullet in Section III.B so that the bullet reads as follows:

“Mylan has significant concentration risk — its largest individual product, EpiPen®, which accounted for approximately 11% of revenues in 2014 and is estimated to account for more than 20% of Mylan’s adjusted EPS, is expected to encounter generic competition in calendar 2015.”

Annex C

Annex C is hereby amended by replacing paragraph 3.12 of Appendix III of Annex C so that the paragraph reads as follows:

“The reference to EpiPen® accounting for 11% of Mylan’s total 2014 revenues and at least 20% of Mylan’s adjusted EPS is sourced from EpiPen® 2014 sales information from EvaluatePharma, Mylan’s 2014 annual report on Form 10-K, filed with the SEC on March 2, 2015, a Bank of America Merrill Lynch equity research report on Mylan dated March 3, 2015, and pro forma financial statements in Mylan’s Current Report on Form 8-K, filed with the SEC on March 26, 2015.”

The amendments to the Letter from the Chairman, Item 4 and Annex C set forth above are reflected in the printed version of the Schedule 14D-9 being mailed to Perrigo shareholders.

Item 9.	Exhibits

•	Exhibit (a)(1) is hereby amended by replacing the second bullet in the sixth paragraph so that the bullet reads as follows:

“Mylan has significant concentration risk – its largest individual product, EpiPen®, which accounted for approximately 11% of revenues in 2014 and is estimated to account for more than 20% of Mylan’s adjusted EPS, is expected to encounter generic competition in calendar 2015”.

•	Exhibit (a)(3) is hereby amended by replacing the third bullet under the Section entitled “Exposes Perrigo Shareholders to Mylan’s Weak Business Profile” so that the bullet reads as follows:

“Approximately 20% of Mylan’s revenues come from its declining EPD assets, which had a negative 9.4% CAGR between 2011 and 2014.”

The exhibits filed herewith reflect these amendments.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

PERRIGO COMPANY PLC

Date: September 17, 2015	By:	/s/ Todd W. Kingma
	Name:	Todd W. Kingma
	Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)	—	Press Release issued by Perrigo, dated September 17, 2015.**

(a)(2)	—	Investor Presentation, dated September 17, 2015.*

(a)(3)	—	Investor Materials, dated September 17, 2015.**

(a)(4)	—	Perrigo Employees FAQ, dated September 17, 2015.*

(a)(5)	—	Letter to Customers, Suppliers and Business Partners, dated September 17, 2015.*

(a)(6)	—	Opinion of Morgan Stanley & Co. LLC, dated September 16, 2015 (included as Annex B to this Schedule 14D-9)

(a)(7)	—	Letter to Perrigo Employees, dated September 17, 2015.**

(a)(8)	—	Perrigo Web Page Microsite.**

(a)(9)	—	Transcript of Perrigo Conference Call on September 17, 2015.**

(e)(1)	—	Excerpts from the Company’s Preliminary Proxy Statement on Schedule 14A, dated and filed with the SEC on September 11, 2015.*

(e)(2)	—	Annual Incentive Plan, adopted November 4, 2008, incorporated by reference from Perrigo Company’s Proxy Statement for its 2008 Annual Meeting of Shareholders filed on October 1, 2008 (File No. 000-19725).

(e)(3)	—	2003 Long-Term Incentive Plan, effective October 29, 2003, as amended, incorporated by reference from the Appendix to Perrigo Company’s Proxy Statement for its 2003 Annual Meeting of Shareholders filed on September 26, 2003 (File No. 000-19725).

(e)(4)	—	Amendment to the 2003 Long-Term Incentive Plan, effective as of October 28, 2005, incorporated by reference from Exhibit 10(a) to Perrigo Company’s Current Report on Form 8-K filed on November 3, 2005 (File No. 000-19725).

(e)(5)	—	2003 Long-Term Incentive Plan, as amended as of February 7, 2007, incorporated by reference from Exhibit 10(a) to Perrigo Company’s Quarterly Report on Form 10-Q filed on May 8, 2007 (File No. 000-19725).

(e)(6)	—	2008 Long-Term Incentive Plan, adopted November 4, 2008, incorporated by reference from Exhibit 10(b) to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 3, 2009 (File No. 000-19725).

(e)(7)	—	2013 Long-Term Incentive Plan, incorporated by reference from Annex J of the Company’s Registration Statement on Form S-4, as amended, filed on October 8, 2013 (File No. 333-190859).

(e)(8)	—	Amendment No. 1 to the 2013 Long-Term Incentive Plan, dated as of January 29, 2014, incorporated by reference from Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2014 (File No. 333-190859).

(e)(9)	—	Nonqualified Deferred Compensation Plan, as amended as of October 10, 2007 and effective January 1, 2007, incorporated by reference from Exhibit 10.1 to Perrigo Company’s Current Report on Form 8-K filed on October 11, 2007 (File No. 000-19725).

(e)(10)	—	Amendment One, dated December 3, 2009, to the Nonqualified Deferred Compensation Plan, incorporated by reference from Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed on August 14, 2015 (File No. 001-36353).

(e)(11)	—	Amendment Two, dated as of October 10, 2012, to the Nonqualified Deferred Compensation Plan, incorporated by reference from Exhibit 10.1 to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 1, 2013 (File No. 000-19725).

(e)(12)	—	Amendment Three to the Nonqualified Deferred Compensation Plan, dated as of November 13, 2013, incorporated by reference from Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2014 (File No. 333-190859).

(e)(13)	—	Amendment Four to the Nonqualified Deferred Compensation Plan, dated as of January 31, 2014, incorporated by reference from Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2014 (File No. 333-190859).

(e)(14)	—	Forms of Non-Qualified Stock Option Agreement pursuant to Perrigo Company’s 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.49 to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2009 (File No. 000-19725).

(e)(15)	—	Form of Non-Qualified Stock Option Agreement, incorporated by reference from Exhibit 10(a) to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 2, 2005 (File No. 000-19725).

(e)(16)	—	Forms of Non-Qualified Stock Option Agreement pursuant to Perrigo Company’s 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(c) to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 3, 2009 (File No. 000-19725).

(e)(17)	—	Form of Long-Term Incentive Award Agreement, incorporated by reference from Exhibit 10.1 to Perrigo Company’s Current Report on Form 8-K filed on August 22, 2006 (File No. 000-19725).

(e)(18)	—	Form of Long-Term Incentive Award Agreement, incorporated by reference from Exhibit 10(a) to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 1, 2007 (File No. 000-19725).

(e)(19)	—	Form of Long-Term Incentive Award Agreement under Perrigo Company’s 2003 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(d) to Perrigo Company’s Quarterly Report on Form 10-Q filed on May 8, 2007 (File No. 000-19725).

(e)(20)	—	Form of 2006 Long-Term Incentive Award Agreement, for Approved Section 102 Awards under Perrigo Company’s 2003 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(f) to Perrigo Company’s Quarterly Report on Form 10-Q filed on May 8, 2007 (File No. 000-19725).

(e)(21)	—	Form of 2006 Long-Term Incentive Award Agreement under Perrigo Company’s 2003 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(g) to Perrigo Company’s Quarterly Report on Form 10-Q filed on May 8, 2007 (File No. 000-19725).

(e)(22)	—	Forms of Restricted Stock Unit Award Agreement pursuant to Perrigo Company’s 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.50 to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2009 (File No. 000-19725).

(e)(23)	—	Forms of Restricted Stock Unit Award Agreement pursuant to Perrigo Company’s 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.52 to Perrigo Company’s Annual Report on Form 10-K filed on August 16, 2011 (File No. 000-19725).

(e)(24)	—	Forms of Grant Agreement under the 2013 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2014.

(e)(25)	—	Employment Agreement, dated as of September 8, 2006, by and between Perrigo Company and Joseph C. Papa, incorporated by reference from Exhibit 10.1 to Perrigo Company’s Current Report on Form 8-K, filed on September 12, 2006 (File No. 000-19725).

(e)(26)	—	Employment Agreement, dated as of November 14, 2004, by and between Perrigo Company, Agis Industries (1983) Ltd. and Sharon Kochan, incorporated by reference from Exhibit 10(xx) to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2008 (File No. 000-19725).

(e)(27)	—	Amendment to Employment Agreement, dated as of March 17, 2005, by and between Perrigo Company, Agis Industries (1983) Ltd. and Sharon Kochan, incorporated by reference from Exhibit 10(yy) to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2008 (File No. 000-19725).

(e)(28)	—	Addendum to Employment Agreement between Sharon Kochan, Perrigo Company and Agis Industries (1983) Ltd., dated as of July 16, 2007, by and between Perrigo Company and Sharon Kochan, incorporated by reference from Exhibit 10(zz) to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2008 (File No. 000-19725).

(e)(29)	—	Form of Perrigo Company plc Director Indemnity Agreement, incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 19, 2013 (File No. 333-190859).

(e)(30)	—	Form of Perrigo Company plc Officer Indemnity Agreement, incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 19, 2013 (File No. 333-190859).

(e)(31)	—	Form of Perrigo Company Indemnity Agreement, incorporated by reference from Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on December 19, 2013 (File No. 333-190859).

(e)(32)	—	Perrigo Company U.S. Severance Policy, incorporated by reference from Exhibit 10.3 of Perrigo Company’s Current Report on Form 8-K filed on November 18, 2013 (File No. 001-09689).

(e)(33)	—	Amendment No. 1 to the Annual Incentive Plan, effective as of June 22, 2015, incorporated by reference from Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed on August 13, 2015 (File No. 001-36353).

(e)(34)	—	Amendment No. 2 to the Long-Term Incentive Plan, effective as of July 9, 2015, incorporated by reference from Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed on August 13, 2015 (File No. 001-36353).

*	previously filed
**	filed herewith

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